

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

April 28, 2016

Via E-mail
Mr. Bongani Nqwababa
Chief Financial Officer
Sasol Limited
1 Sturdee Avenue
Rosebank 2196, South Africa

> **Re: Sasol Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2015**
> **Filed October 9, 2015**
> **File No. 1-31615**

Dear Mr. Nqwababa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2015

Information on the Company, page 29

Property, Plants and Equipment, page 76

Natural Oil and Gas, page 84

Productive Wells and Acreage, page 87

1.   Please expand your presentation to disclose the undeveloped acreage for Australia, Nigeria and South Africa as separate figures by individual country. Refer to the disclosure requirements for geographic area under Item 1201(d) of Regulation S-K.

Production, page 94

2.   Please expand your presentation to disclose the production, by final product sold, for each field that contains 15% or more of the Company's total proved reserves. Refer to disclosure requirements under Item 1204(a) of Regulation S-K.

Supplemental Oil and Gas Information (Unaudited), page G-1

Proved Reserves, page G-5

3.   Please expand your disclosure of proved reserves expressed as barrels of oil equivalent to clarify the basis for converting your natural gas volumes to equivalent barrels of oil (e.g. the number of cubic feet of natural gas per barrel of oil equivalent). Refer to Instruction 3 to Item 1202(a)(2) of Regulation S-K.

Changes to Proved Reserves, page G-6

4.   Please expand your disclosure of the changes in net quantities of proved reserves for the period ending June 30, 2015 to include an appropriate narrative explanation of the significant changes relating to revisions. Refer to the disclosure requirements under FASB ASC 932-235-50-5.

Proved Undeveloped Reserves Converted to Proved Developed Reserves, page G-6

5.   Expand your disclosure to provide all of the material changes in the net quantities of proved undeveloped reserves including but not limited to the net quantity of proved undeveloped reserves converted to proved developed reserves that occurred during the fiscal year ended June 30, 2015. Your disclosure should reconcile the overall change in the net quantities of your proved undeveloped reserves and present the changes accompanied by a narrative explanation relating such causes as revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed. Refer to the disclosure requirements under Item 1203(b) of Regulation S-K.

Natural Oil and Gas Reserves Definitions, page G-7

6.   We note the definition you provide here and elsewhere on page 108 relating to proved reserves of oil and gas incorporates a reference to commercial recoverability not found in the definition under Rule 4-10(a) of Regulation S-X. Please revise your disclosure to remove the inconsistency with the definition of proved oil and gas reserves under Rule 4-10(a)(22) of Regulation S-X.

Mr. Bongani Nqwababa
Sasol Limited
April 28, 2016

Definitions of Changes to Proved Reserves, page G-8

7.   We note that you incorporate a line item change captioned "Commercial Arrangements" in the disclosure of the changes in proved reserves and standardized measure of discounted net cash flows not specified in the change categories for disclosure under FASB ASC 932-235-50-5 and 50-35, respectively. Please revise your disclosure to use terminology consistent with the change categories specified in FASB ASC 932.

Standardized Measure of Discounted Future net Cash Flows Relating to Proved Reserves, page G-9

8.   Your disclosure of the undiscounted future cash inflows less the undiscounted future production and development costs appear to result in a negative figure relating to the proved natural oil and gas reserves for Canada for each of the periods ending June 30, 2013, 2014 and 2014 and for Gabon for the period ending June 30, 2015, respectively. Please refer to the definitions of economically producible and proved oil and gas reserves under Rule 4-10(a)(10) and 4-10(a)(22) of Regulation S-X and FASB ASC 932-235-20 and clarify for us why your estimates meet the requirements for disclosure as proved reserves.

Exhibit 99.1 Consolidated Annual Financial Statements

Note 38, Remeasurement Items Affecting Profit From Operations, page 89

Main Assumptions used for Value-In-Use Calculations, page 91

9.   Regarding the 2015 long-term average crude oil and natural gas price assumptions used for your value-in-use calculations, tell us the following:

   •   How the prices were determined, including how they reflect the external evidence represented by current prices at and around June 30, 2015;

   •   How the prices are used to develop cash flow projections, both for near-term and longer-term years; and,

   •   How the prices compare to the prices used in the most recent budgets or forecasts approved by management.

        As part of your response, explain how your use of these prices takes into consideration the requirements of IAS 36, paragraph 33.

Mr. Bongani Nqwababa
Sasol Limited
April 28, 2016

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources